VIA EDGAR - CORRESPONDENCE FILING
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

     Re: ENGlobal Corporation - Form 10-K for the Fiscal Year ended December 31, 2004 and Form 10-Q for the Quarter ended March 31, 2005
          SEC File No. 1-14217

Ladies and Gentlemen:

On August 12, 2005, ENGlobal Corporation (the "Company") received your letter from Rufus Decker dated August 10, 2005 requesting that we provide the Securities and Exchange Commission (the "Commission") with additional responses to certain items included in our correspondence dated July 14, 2005 for the year ended December 31, 2004. This letter sets forth the information requested in that letter. For your convenience, the paragraphs included in this letter are numbered to correspond to the comments in your letter.

General
-------

1. Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including interim filings where applicable.

Our responses herein indicate, where applicable, the revisions to be included in future filings, which revisions are, in each case, subject to such changes as are dictated by future changes in the Company's business.

2. We have reviewed your response to comment 7. Please clarify whether all depreciation and amortization expense is included in the selling, general and administrative costs line item. If so, please tell us how you determined this treatment is appropriate given the guidance of paragraph 72 of SOP 81-1. If amounts are allocated to direct costs, please disclose your method for allocating these amounts.

Depreciation and amortization expense is included solely in selling, general and administrative costs. In our judgment, depreciation of fixed assets that would potentially contribute to direct costs have been immaterial to gross profit margin and, as a result, we have not specifically segregated them from selling, general and administrative costs.

Certain depreciable fixed assets, specifically a building, furniture and fixtures, leasehold improvements, and software are non-allocable to contract costs based on the requirements of paragraph 72 of SOP 81-1. These assets are strictly operations related and do not contribute to revenue production.

Other fixed assets that are potentially includable in direct costs are machinery and equipment, autos and trucks, and computer hardware. We have determined that these assets are used for the production of revenues. Depreciation expense for 2004 was $1,128,000 in total. Of this expense, approximately $565,000 was related to machinery and equipment, autos and trucks, and computer hardware. The approximate effect of classifying these depreciation expenses as direct costs rather than selling, general and administrative would have caused a .38% reduction in gross profit percentage from 12.34% to 11.96%. We believe that this is immaterial to the financial statements as presented for 2004.

Due to continued growth of the Company, and projected future capital expenditure increases due to engineering technological needs, management has determined that a segregation of depreciation expense to direct costs is warranted. In future filings, we will identify and segregate depreciable assets so that they will be included in gross profit for both the current and comparable periods presented.

Amortization expense is the result of systematic write off of non-competition and trademark license and acquisition agreements. We believe that these costs also are not allocable to contract costs. Total amortization of non-competition and trademark license and acquisition agreements in the year ended December 31, 2004 totaled $118,000.

3. We have reviewed your response to comment 11. Please tell us more about your lease containing step rent provisions and capital improvement funding. Specifically address the following:

     o Tell us when the lease was initiated and when the rent concessions were provided;

The original lease, which had no step rent provisions or capital improvement funding, was effective June 1, 1990. The amended lease, which contained both step rent provisions and capital improvement funding, was effective January 1, 2002.

     o Provide us with a summary of the lease terms including when the lease terminates; and

The amended lease covers approximately 34,300 square feet of office space for the period January 1, 2002 through December 31, 2011 and includes increasing annual lease amounts beginning each January 1st for years 2004, 2006, 2008, and 2010. The lease terminates on December 31, 2011. The lease included up to $315,000 in a "Tenant Allowance" for improvements. If the costs of improvements had exceeded the allowance, the Company would have been responsible for any excess costs; but if actual costs had been less than the allowance, the Company would not have been entitled to the difference between the actual costs and the allowance. The lease also included an escalation clause to cover increases in operating expenses for costs exceeding similar costs over the 2000 base year. A July 29, 2003 amendment to the lease added 8,580 square feet in additional office space and included an additional "Tenant Allowance" of $100,000 towards the costs of construction of tenant improvements once we had contributed $120,000 toward such improvements.

     o Tell us how you accounted for the rent concessions in the period they were provided.

The rent concessions were not taken into account in computing the minimum lease payments and rent expense has not been recognized on a straight-line basis over the lease term.

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

Impact on filings:
                                As           In Accordance
                             Recorded          with GAAP            Under/(Over) Statement Per Year
                             ---------------------------------------------------------------------------
Balance Sheet                                                    2002             2003           2004
                                                             -----------      -----------    -----------
Leasehold improvements, net
       2002                  $      0         $  283,500     $   283,500
       2003                  $      0         $  343,432                      $   343,432
       2004                  $      0         $  300,503                                     $   300,503

As a percentage of total assets                                     0.71%            0.00%          0.00%
       Total assets for the periods ending                   $40,068,016      $42,530,390    $57,260,748



                                As           In Accordance
                             Recorded          with GAAP           Under/(Over) Statement Per Year
                             ---------------------------------------------------------------------------
Statement of Income                                              2002             2003           2004
                                                             -----------      -----------    -----------

Rent expense
       2002                  $279,888         $  265,675     $    14,213
       2003                  $349,901         $  314,860                      $    35,041
       2004                  $360,192         $  331,255                                     $    28,937

Amortization expense
       2002                  $      0         $   31,500     $   (31,500)
       2003                  $      0         $   40,068                      $   (40,068)
       2004                  $      0         $   42,929                                     $   (42,929)
                                                             -----------      -----------    -----------
              Total          $989,981         $1,026,287     $   (17,287)     $    (5,027)   $   (13,992)
                                                             ===========      ===========    ===========

As a percentage of pre-tax income                                   0.00%            0.00%         -1.07%
       Total pre-tax income for the periods ending           $ 3,095,375      $ 3,394,765    $ 4,020,152


4. We have reviewed your response to comment 12. Please address the following related to your investment in PEI:

     o Tell us the amount each partner initially invested in PEI as well as when PEI was created;

PEI was created on March 1, 1990 with each partner making an initial investment of $21,000.00

     o Tell us the amount that was paid by PEI for the purchase of the building;

The building was purchased March 20, 1990 for $650,000.00.

     o Tell us the amount of equity income (loss) you recorded for each of the three years ended December 31, 2004 related to this investment.

           2002        $     0.00
           2003        $25,965.00
           2004        $36,000.00

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

     o Tell us why your one-third investment in PEI was valued at zero at December 31, 2004;

We have accounted for our investment in PEI on the cash basis from 1999 through 2004. During 2003, cumulative cash distributions received from PEI investments exceeded our investment balance and we then recognized income for distributions received subsequently. Had we accounted for this investment on an accrual basis, our investment at December 31, 2004 would have been $164,000 and income from PEI would have been as follows for the years indicated.

           2002        $  34,925
           2003        $  39,646
           2004        $  32,951


     o Tell us if you intend to renew the lease for office space with PEI that expires in 2005 and the terms of the new lease, if applicable; and

Effective August 1, 2005, we renewed the lease with PEI for five (5) years ending July 31, 2010. The triple-net lease, which has no step rent provisions, covers 12,474 square feet of office space at an annual cost of $146,694.20 and includes an escalation clause for increases in taxes, insurance and utilities costs based on like expenses for the calendar year 2004.

     o Provide us with a comprehensive explanation of how you determined that the conditions provided in paragraph 5 of FIN 46(R) do not exist. Your explanation should address each condition and the specific facts and circumstances that led you to believe the condition did not exist.

          We have addressed each condition in paragraph 5 of FIN 46(R) below with the text from FIN 46(R) and our explanation following:

          An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b or c exists:

               a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:
                    (1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights
                    (2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities
                    (3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

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

                    (4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

                    Paragraphs 9 and 10 discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.

PEI is debt free and has equity, on a cash basis, equal to 100% of its total assets at December 31, 2004 and throughout 2005. In addition, ENGlobal only leases 50.6% of the available space for lease in the building. For the year ended December 31, 2004, PEI had total revenues, on a cash basis, of $259,748, of which $124,792 was supplied by tenants other than ENGlobal. PEI's net income for the year ended December 31, 2004, on a cash basis, amounted to $98,851. Paragraph 9 of FIN 46(R) states the equity investment at risk necessary to permit an entity to finance its own activities without additional subordinated financial support is 10%. It is our view that PEI has sufficient equity and cash flows, independent of lease payments from ENGlobal, to finance its operations without additional subordinated support from the Company or the other PEI investors. Therefore, we do not believe paragraph 5a (noted above) is applicable to the Company's investment in PEI.

               b. As a group, the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

                    (1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).

PEI is owned equally by the Company, the Company's CEO (a less than 10% owner of the Company's common stock), and a third individual who owns less than 5% of the Company's common stock. Each owner of PEI has unfettered voting rights. No agreement is in place that would cause any two or more of PEI's owners to vote in tandem on any matter relating to PEI. As a result, neither the Company not its CEO controls the outcome of any PEI vote. In addition, the CEO has a much greater ownership interest in PEI (33.3%) than he has in the Company (less than 10%.

From the Company's perspective, any related party transaction, including those related to PEI, require action by the Company's Audit Committee as provided by the Committee's Charter. This Charter was initially adopted on December 18, 2003. The Company's Audit Committee is composed of the Company's three independent directors. The Company's CEO clearly does not control any decision of this Audit Committee or the Board of Directors, as it relates to PEI or any other matter. In addition, the CEO is required to recuse himself on any vote relating to PEI as a result of his interest in PEI, and on all matters on which he does vote, the CEO is required by law to vote in accordance with the best interests of the Company and its shareholders, without regard to any personal impact to himself.

Given these circumstances, we believe it is evident that the Company does not have the ability, whether direct or indirect, to control decisions about PEI's activities. The Company can vote its 1/3 interest in PEI, but that vote will not control a PEI decision. The Company cannot expect that the CEO will vote together with it on any PEI matter, not can the CEO expect that the Company will vote together with him on any PEI matter. Likewise, the CEO's ownership interest in PEI does not, in any way, factor into decisions that the Company makes relating to PEI.

                    (2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

The Company is not obligated to absorb any losses of PEI beyond its ownership interest, has not guaranteed any debt of PEI, has not guaranteed any return to the investors, and is not obligated to renew its lease agreement with PEI. As a result the Company has not accepted any obligations with respect to PEI beyond its ownership interest. Any losses that PEI may incur will be borne by the equity group pro rata based on their respective ownership interests. As a result, we believe this condition is not applicable to our investment in PEI.

                    (3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity's governing documents or arrangements with other variable interest holders or the entity.

All profits and losses of PEI, including any that may arise from the sale of the building are shared pro rata based on each investor's ownership interest in PEI. As a result, we believe this condition is not applicable to our investment in PEI.

               c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights. For purposes of applying this requirement, enterprises shall consider each party's obligations to absorb expected losses and rights to receive expected residual returns related to all of that party's interests in the entity and not only to its equity investment at risk.

As discussed previously, the investors in PEI share equally in the income and losses of PEI and have equal voting rights. As a result, we believe this condition does not apply to our investment in PEI.


5. Please address the comments above in you interim filings as well.

We will revise interim filings to include the information required by SOP 81-1 related to depreciation that is includable in gross profit. We will also revise our interim filings to properly state lease expenses and capital improvements relating to step rent provisions.

Further, we acknowledge that:

     o the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

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

     o staff comments or changes to disclosures in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the commission require any clarification or additional information, please contact me at the above address or by phone at (409)-840-2449.

Sincerely,

/s/ Robert W. Raiford
---------------------
Chief Financial Officer
ENGlobal Corporation


cc: B. Coskey
    M. Burrow
    R. Hale
    K. Tunnell - Hein & Associates, LLP
    K. Lindauer - Jenkens & Gilchrist







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